July 13, 2010

VIA EDGAR, FACSIMILE AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3720

Washington, DC 20549-3628

Attention:	Larry Spirgel, Assistant Director
Kathleen Krebs, Special Counsel
Scott Hodgdon, Attorney-Advisor

	Re:	RealD Inc.
Registration Statement on Form S-1, File No. 333-165988
Filed on April 9, 2010, as amended May 10, 2010, May 26, 2010, June 28, 2010 and July 13, 2010
Acceleration Request

Dear Mr. Spirgel, Ms. Krebs and Mr. Hodgdon:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2(b) under the Securities Exchange Act of 1934, as amended, RealD Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 3:00 p.m., New York City time, on Thursday, July 15, 2010, or as soon thereafter as practicable.  The Company also requests that the Commission specifically confirm such effective date and time to the Company in writing.

In connection with the foregoing request, the Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The acceleration request of J.P. Morgan Securities Inc. and Piper Jaffray & Co., as representatives of the several Underwriters (the “Representatives”), together with supplemental information concerning the distribution of the preliminary prospectus, will be provided to you today by the Representatives.

Sincerely,

RealD Inc.

By:	/s/ Craig Gatarz
Craig Gatarz
Executive Vice President and General Counsel

cc:	Michael V. Lewis, RealD Inc.
Andrew A. Skarupa, RealD Inc.
Craig Gatarz, Esq., RealD Inc.
Louis P.A. Lehot, Esq., Sheppard, Mullin, Richter & Hampton LLP
Steven B. Stokdyk, Esq., Latham & Watkins LLP